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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                              AMENDMENT NO. 1 TO
                                SCHEDULE 14D-9
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


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                          TRIAD SYSTEMS CORPORATION
                          (Name of Subject Company)


                          TRAID SYSTEMS CORPORATION
                     (Name of Person(s) Filing Statement)


                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)


                                 895818 20 1
                    (CUSIP Number of Class of Securities)


                               JAMES R. PORTER
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TRIAD SYSTEMS CORPORATION
                               3055 TRIAD DRIVE
                             LIVERMORE, CA 94550
                                (510) 449-0606
                (Name, address and telephone number of persons
               authorized to receive notice and communications
                   on behalf of person(s) filing statement)


                                   COPY TO:

                            DANIEL COOPERMAN, ESQ.
                      McCUTCHEN, DOYLE, BROWN & ENERSEN
                        MARKET POST TOWER, SUITE 1500
                            55 SOUTH MARKET STREET
                              SAN JOSE, CA 95113


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        This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on October 23, 1996 by Triad Systems Corporation, a Delaware corporation (the "Company"), relating to the offer by CCI Acquisition Corp., a Delaware corporation ("Purchaser"), an affiliate of Cooperative Computing, Inc., a Texas corporation ("Parent"), to purchase all of the Company's outstanding shares of common stock, $.001 par value (the "Shares") at a price of $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached thereto as Exhibits 1 and 2, respectively (which collectively constitute the "Offer").

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        The response to Item 8 is supplemented as follows:

        On November 15, 1996, Parent and the Company issued a joint press release, the text of which is attached hereto as Exhibit 99.11 and incorporated herein by reference.

        On November 20, 1996, Parent and Purchaser issued a joint press release, the text of which is attached hereto as Exhibit 99.12. The first and fourth paragraphs of such press release are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is supplemented by adding thereto the following information:

Exhibit 99.9     Opinion of Hambrecht & Quist LLC, dated October 16, 1996.*

Exhibit 99.11    Text of Press Release, dated November 15, 1996.

Exhibit 99.12    Text of Press Release, dated November 20, 1996.


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* Omitted from Schedule 14D-9 filed with the Securities and Exchange Commission on October 23, 1996.
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                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 1996

                                        TRIAD SYSTEMS CORPORATION



                                        By /s/ STANLEY F. MARQUIS
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                                                   Stanley F. Marquis
                                           Vice President, Finance and Chief
                                                   Financial Officer




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                               INDEX TO EXHIBITS

Exhibit 99.9     Opinion of Hambrecht & Quist LLC, dated October 16, 1996.*

Exhibit 99.11    Text of Press Release, dated November 15, 1996.

Exhibit 99.12    Text of Press Release, dated November 20, 1996.


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* Omitted from Schedule 14D-9 filed with the Securities and Exchange Commission on October 23, 1996.